Exhibit 99.1

Jianpu Technology Inc. Reports First Quarter 2018 Unaudited Financial Results

Beijing, May 29, 2018 (PRNewswire) — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Operational Highlights:

•                  Number of loan applications submitted through the Company’s platform was approximately 12.1 million in the first quarter of 2018, representing an increase of approximately 21.0% from the prior-year period.

•                  Credit card volume, which is the measure of the number of credit cards the Company generate revenues from, reached approximately 1.5 million in the first quarter of 2018, representing an increase of approximately 400% from the prior-year period.

First Quarter 2018 Financial Highlights:

•                  Total revenues1 for the first quarter of 2018 increased by 145% to RMB335.7 million (US$53.5 million) from RMB137.3 million in the same period of 2017.

•                  Total recommendation services revenues for the first quarter of 2018 increased by 131% to RMB289.3 million (US$46.1 million) from RMB125.2 million in the same period of 2017.

•                  Gross profit increased by 139% to RMB286.4 million (US$45.7 million) in the first quarter of 2018 from RMB119.9 million in the same period of 2017.

•                  Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, decreased by 35.9% to RMB19.8 million (US$3.2 million) in the first quarter of 2018, from RMB30.9 million in the same period of 2017.

•                  Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses from net loss, for the first quarter of 2018 was a loss of RMB18.6 million (US$3.0 million), representing a decrease of 30.3% from a loss of RMB26.7 million in the same period of 2017.

Mr. David Ye, Chairman and Chief Executive Officer of Jianpu, commented, “We are pleased to continue our strong growth momentum in the first quarter of 2018, recording revenue growth of 145% and gross profit growth of 139% year-over-year and continuously enhancing operating efficiency, with non-GAAP adjusted net margin improved from -22.5% in the first quarter of 2017 to -5.9% in the first quarter of 2018. Notably in the first quarter, we continued to capitalize on the market demand shift toward credit cards, as evidenced by a 400% increase in credit card volume on a year-over-year basis. The accelerated growth in our credit card business illustrates both the scalability and nimbleness of our unique platform model as well as our robust user engagement capabilities.

“With greater clarity on the regulatory front, we witnessed a growing recovery in the online lending activities since March, following the Chinese New Year holiday, and believe the worst is now behind us. We will take advantage of the improving trend and are optimistic that a more structured and healthier regulatory framework will support a sustainable growth in the consumer credit market,” concluded Mr. Ye.

“Our first quarter results continued to demonstrate our solid growth trajectory,” said Oscar Chen, Chief Financial Officer of Jianpu. “During the quarter, we realized total revenues of RMB335.7 million, exceeding our guidance, with impressive growth across all business streams. Even with modest growth in loans recommendation services due to seasonality and market adjustments within the new regulatory framework, we successfully captured the shift of user demand and achieved remarkable performance in our credit card recommendation services, delivering a 718% year-over-year growth, driven by both volume growth and unit price increases. On the bottom line, we continued our positive momentum with non-GAAP adjusted net loss decreasing by 35.9% from the year-ago period, and 34.7% from the fourth quarter of 2017.”

1  The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the modified-retrospective transition approach beginning January 1, 2018. The adoption has no significant impact on the Company’s financial results for the first quarter of 2018 and comparable periods.

2  Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

3  Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

First Quarter 2018 Financial Results

Total revenues for the first quarter of 2018 increased by 145% to RMB335.7 million (US$53.5 million) from RMB137.3 million in the same period of 2017, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 131% to RMB289.3 million (US$46.1 million) in the first quarter of 2018 from RMB125.2 million in the same period of 2017.

Revenues from recommendation services for loans increased by 46.5% to RMB160.1 million (US$25.5 million) in the first quarter of 2018 from RMB109.3 million in the same period of 2017, due to the increase in both number of loan applications on the Company’s platform and average fee per loan application. The number of loan applications on the Company’s platform was approximately 12.1 million in the first quarter of 2018, representing an increase of approximately 21.0% from the prior-year period. The average fee per loan application increased to RMB13.27 (US$2.12) in the first quarter of 2018 from RMB10.93 in the first quarter of 2017.

Revenues from recommendation services for credit cards increased by 718% to RMB129.2 million (US$20.6 million) in the first quarter of 2018 from RMB15.8 million in the first quarter of 2017, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services reached approximately 1.3 million in the first quarter of 2018, representing an increase of approximately 550% from the prior-year period. The average fee per credit card increased to RMB97.15 (US$15.49) in the first quarter of 2018 from RMB77.33 in the first quarter of 2017.

Revenues from advertising and marketing services and other services increased by 280% to RMB46.4 million (US$7.4 million) in the first quarter of 2018 from RMB12.2 million in the same period of 2017, primarily due to an increase in revenues from big data and risk management solutions as well as an increase in the advertising services provided to credit card issuers.

Cost of revenues increased by 183% to RMB49.3 million (US$7.9 million) in the first quarter of 2018 from RMB17.4 million in the same period of 2017. The increase was primarily attributable to the increases in traffic acquisition costs of advertising and marketing services, data acquisition costs and short message service fees.

Gross profit increased by 139% to RMB286.4 million (US$45.7 million) in the first quarter of 2018 from RMB119.9 million in the same period of 2017. The increase was primarily attributable to continuing growth in revenue.

Sales and marketing expenses increased by 111% to RMB259.0 million (US$41.3 million) in the first quarter of 2018 from RMB123.0 million in the same period of 2017. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs.

Research and development expenses increased by 107% to RMB43.6 million (US$6.9 million) in the first quarter of 2018 from RMB21.1 million in the same period of 2017, primarily due to the increase in payroll costs mainly for the new hiring of R&D people to further enhance our big data and risk management service capabilities.

General and administrative expenses increased by 970% to RMB42.8 million (US$6.8 million) in the first quarter of 2018 from RMB4.0 million in the same period of 2017. The increase was primarily due to recognition of share-based compensation, including the employee options granted historically with a performance target contingent upon the IPO and the new options granted under Jianpu’s 2017 Share Incentive Plan to the management and executives in December 2017, as well as increase in professional fees for maintaining our listing status.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the first quarter 2018 were RMB37.3 million (US$5.9 million) in total.

Loss from operations increased to RMB59.0 million (US$9.4 million) in the first quarter of 2018 from RMB28.3 million in the same period of 2017.

Income tax expenses was nil in the first quarter of 2018, compared with RMB3.3 million in the same period of 2017. The decrease of the annualized effective tax rate for the first quarter of 2018 was primarily due to the change of the cost and expenses structure and the lower enacted tax rate of subsidiaries in 2018. The Company’s domestic subsidiaries expect to complete their 2017 annual tax filings with relevant tax authorities by the end of May 2018, which may result in a change of tax positions in the income tax provision and deferred tax assets recognized as of December 31, 2017. The effect of such change, if any, will be recognized when it occurs.

Net loss increased by 80.7% to RMB57.1 million (US$9.1 million) in the first quarter of 2018 from RMB31.6 million in the same period of 2017. The increase was primarily due to the increase in share-based compensation expenses.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, decreased by 35.9% to RMB19.8 million (US$3.2 million) in the first quarter of 2018 from RMB30.9 million in the same period of 2017.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax expenses from net loss, for the first quarter of 2018 was a loss of RMB18.6 million (US$3.0 million), representing a decrease of 30.3%  in the same period of 2017.

Net cash provided by operating activities was RMB24.7 million (US$3.9 million) for the first quarter of 2018, compared with net cash used in operating activities of RMB62.6 million in the same period of 2017.

As of March 31, 2018, the Company had cash and cash equivalents of RMB1,396.9 million (US$222.7 million), and working capital of approximately RMB1,431.7 million (US$228.2 million).

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view, which is subject to change.

Second Quarter 2018

•                  Based on the Company’s current estimates, total revenues for the second quarter of 2018 are expected to be approximately RMB460 million, representing an increase of approximately 80% on a year-over-year basis.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 29, 2018 (8:00 PM Beijing/Hong Kong Time on May 29, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 5, 2018, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10120608

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The company use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in loss from operations and net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization.

Adjusted net loss represents net loss before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2726 to US$1.00, the rate in effect as of March 30, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares	As of December 31,	As of March 31,
and per share data)	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,543,811	1,396,853	222,691
Restricted time deposits	—	109,413	17,443
Accounts receivable, net(including amounts billed through RONG360 of RMB141,190 and RMB169,661 as of December 31, 2017 and March 31, 2018, respectively)	182,090	267,900	42,710
Prepayments and other current assets	161,027	129,801	20,693
Total current assets	1,886,928	1,903,967	303,537
Non-current assets:
Property and equipment, net	18,966	24,587	3,920
Other non-current assets	7,621	29,866	4,761
Total non-current assets	26,587	54,453	8,681
Total assets	1,913,515	1,958,420	312,218
LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Short-term borrowings	—	34,306	5,469
Accounts payable	177,373	170,042	27,109
Advances from customers	71,538	64,473	10,279
Tax payable	17,876	21,421	3,415
Amount due to related party	35,427	119,604	19,068
Accrued expenses and other current liabilities	72,839	62,447	9,955
Total current liabilities	375,053	472,293	75,295
Non-current liabilities:
Other non-current liabilities	—	23,274	3,710
Total non-current liabilities	—	23,274	3,710
Total liabilities	375,053	495,567	79,005

Shareholders’ equity:
Ordinary shares(US$0.0001 par value, 1,500,000,000 shares authorized, 68,750,000 Class A ordinary shares and 345,541,350 Class B ordinary shares issued and outstanding as of December 31, 2017 and March 31, 2018)	275	275	44
Additional paid-in capital	1,734,067	1,771,348	282,394
Accumulated loss	(174,710)	(231,774)	(36,950)
Other comprehensive loss	(21,170)	(76,996)	(12,275)
Total Shareholders’ equity	1,538,462	1,462,853	233,213
Total liabilities and shareholders’ equity	1,913,515	1,958,420	312,218

Jianpu Technology Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and	For the Three Months Ended March 31,
per share data)	2017	2018	2018
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB27,844 and RMB30,973 for the three months ended March 31, 2017 and 2018, respectively.)	109,346	160,136	25,529
Credit cards	15,816	129,174	20,593
Total recommendation services	125,162	289,310	46,122
Advertising, marketing and other services	12,187	46,364	7,391
Total revenues	137,349	335,674	53,513
Cost of revenue	(17,432)	(49,295)	(7,859)
Gross profit	119,917	286,379	45,654
Operating expenses:
Sales and marketing	(123,043)	(258,987)	(41,289)
Research and development	(21,108)	(43,573)	(6,947)
General and administrative	(4,023)	(42,822)	(6,827)
Loss from operations	(28,257)	(59,003)	(9,409)
Others, net	(55)	1,939	309
Loss before income tax	(28,312)	(57,064)	(9,100)
Income tax expense	(3,284)	—	—
Net loss	(31,596)	(57,064)	(9,100)
Other comprehensive loss, net
Foreign currency translation adjustments	—	(55,826)	(8,900)
Total other comprehensive loss	—	(55,826)	(8,900)
Total comprehensive loss	(31,596)	(112,890)	(18,000)

Net loss per share
Basic and diluted	(0.09)	(0.14)	(0.02)
Net loss per ADS
Basic and diluted	(0.23)	(0.35)	(0.05)

Weighted average number of shares[4]
Basic and diluted	345,541,350	414,291,350	414,291,350

4 The Company issued ordinary shares to RONG360 in connection with the group reorganization in September 2017. 345,541,350 ordinary shares were issued and outstanding upon the completion of the group reorganization in October 2017, which are held by RONG360. Basic and diluted net loss per ordinary share reflecting the effect of the issuance of 345,541,350 ordinary shares as if they had been existed since the beginning of the periods. The company issued 56,250,000 ordinary shares to the public shareholders in the IPO in November 2017, together with 12,500,000 ordinary shares of concurrent private placement. Each two ADSs represent five ordinary shares.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and per	For the Three Months Ended March 31,
share data)	2017	2018	2018
	RMB	RMB	US$
Net loss	(31,596)	(57,064)	(9,100)
Add: share-based compensation expense	656	37,281	5,943
Non-GAAP adjusted net loss	(30,940)	(19,783)	(3,157)
Add: depreciation and amortization	989	2,623	418
Interest income and expenses	—	(1,398)	(223)
Income tax expense	3,284	—	—
Non-GAAP adjusted EBITDA	(26,667)	(18,558)	(2,962)